Exhibit 4.4

SUBLEASE AGREEMENT

        This sublease is made as of February 1, 2004 between RADCOM EQUIPMENT, INC., with offices at 6 Forest Avenue, Paramus, New Jersey 07652 (“Sublessor”) and Silicom Connectivity Solutions, Inc., with offices at 575 Corporate Drive, Mahwah, New Jersey 07430 (“Sublessee”)

        The sublessor is presently under a lease (hereinafter “Prime Lease”) dated December, 2000, between ZOHAR ZISAPEL PROPERTIES, INC. and YEHUDA ZISAPEL PROPERTIES, INC., as “Lessor” and RADCOM EQUIPMENT, INC., as “Lessee”. A true copy of this Prime Lease is annexed to this Sublease and is made a part of this Sublease and is fully incorporated herein. The copy of the Prime Lease has been initialed by all parties to this sublease.

        The Sublessor and Sublessee have agreed to a subletting of the Subleased Space, as hereinafter defined, on the terms and conditions specified in this Sublease.

        For and in consideration of the covenants herein contained, and upon the terms and conditions herein set forth, Sublessor and Sublessee agree as follows:

1.	Sublessor hereby leases to Sublessee, and Sublessee hereby rents from Sublessor, 276 gross rentable square feet on the first floor of the Building, being a part of the Demised Premises, and identified on Exhibit I hereto, which includes an allocable share of the Common Facilities as defined in Article 41(a) of the Prime Lease. This space is hereinafter refered to as the “Subleased Space”.
2.	The Commencement Date for the Subleased Space shall be February 1, 2004, provided that the date for commencement of payment of rent shall be February 1, 2004.
3.	The Term of this sublease shall coincide with the Term under the Prime Lease, which currently has an Expiration Date of January 14, 2006, subject to Lessee option to renew under the Prime Lease.
4.	All of the terms and conditions, rights and obligations of Lessee under the Prime Lease shall apply to Sublessee hereunder, as though Sublessee were Lessee under the Prime Lease, except as follows:

(a)	Paragraph 8 of the Preamble to the Prime Lease shall be changed to read:

No Broker involved with the sub-lease.

(b)	Paragraph 11 of the Preamble to the Prime Lease shall be changed to read as follows:

FIXED BASIC RENT shall mean $17.62 per gross rentable square foot per annum (this covers base rent of 15.72 + 1.50 for electric+.40 for building cost overruns), payable as follows:

A. Yearly rate:	$4,863.12
B. Monthly Installment	$405.26

(c)	Paragraph 12 of the Preamble to the Prime Lease shall be changed to read as follows:

SUBLESSEE’S PERCENTAGE shall be .009%; The total gross rentable square footage of the Building is 28,220.

(d)	Paragraph 13 of the Preamble to the Prime Lease shall be changed to read as follows:

PARKING SPACES allotted to Sublessee under this Sublease shall mean a total of three (3) spaces.

(e)	Paragraph 15 of the Preamble to the Prime Lease shall be changed to read as follows:

SECURITY DEPOSIT shall be $405.26

5.	Paragraph 17 of the Preamble to the Prime Lease shall not apply to this Sublease. Sublessee hereby accepts the Demised Premises in its “as is” condition. Sublessee will do all fit-up on the Demised Premises, at its own expense, after submitting plans to Lessor for its approval, which shall not be unreasonably withheld. All fit-up work is to be done with proper municipal and governmental permits and approvals.
6.	As to the Subleased Space, Sublessee shall be granted the Renewal Option set forth in Paragraph 19 of the Preamble to the Prime Lease. Lessor agrees that Sublessee shall be entitled to exercise this option as to the Subleased Space only in the event that the Sublessor exercises its Renewal Option under the Prime Lease and agrees to such extension.
7.	The parties understand that the Sublessee’s use of the Subleased Space will be for general office use.
8.	In the event of a default in leasehold obligations by Sublessor, the sublessee shall have no right to continue its subtenancy unless agreed to by the Landlord. In the event of a default, Lessor may exercise its rights under Paragraph 8 (b) iii of the Prime Lease to take over all Sublessor’s rights, title and interest and Sublessee will attorn to Lessor and pay directly to Lessor, Sublessee’s rent as set forth in this Sublease. However, Sublessee shall only be responsible for payment of its rent for the Subleased Space.

9.	Sublessor agrees to supply Sublessee with copies of the operating, utility and energy and real estate tax costs at the same time it receives these figures from Lessor in accordance with Paragraph 23 (g) on page 22 of the Prime Lease.
10.	Sublessee shall be responsible to pay any fee that may be due pursuant to Paragraph 8 (b) vii of the Prime Lease.
11.	All the terms and definitions set forth in the Prime Lease shall have the same meaning in this Sublease Agreement, except as they may be modified herein.

        IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

SUBLESSOR: RADCOM EQUIPMENT, INC. By:_______________________	SUBLESSEE: Silicom Connectivity Solutions, Inc. By:_______________________

CONSENT TO SUBLET

        ZOHAR ZISAPEL PROPERTIES, INC. and YEHUDA ZISAPEL PROPERTIES, INC. as Lessor under the Prime Lease hereby consent to the Sublease Agreement set forth above. Lessor specifically consents to and agrees to be bound by the terms of paragraphs 5,6,7 and 8 above, as the same impose obligations on Lessor.

        This consent is limited to the particular sublease authorized by this Consent to Sublet. Except for this consent, the covenants and restrictions in the Prime Lease prohibiting subletting shall remain in effect.

ZOHAR ZISAPEL PROPERTIES, INC. By:______________________________	YEHUDA ZISAPEL PROPERTIES, INC. By:________________________________